Sub-Item 77C - Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Old Westbury All Cap Core Fund (formerly known as the Old Westbury Large Cap Core
Fund) (the "Fund"), a series of Old Westbury Funds, Inc. (the "Corporation"), was held on December 22, 2016 (the "Meeting"). The following proposal was submitted for a vote of the Fund's shareholders at the Meeting:

To approve a proposed increase to the fee rate under the Investment Advisory Agreement between Bessemer Investment
Management LLC and the Corporation, on behalf of the Fund, of approximately 0.05%, to take effect in connection with a change in investment strategy and expanded investment mandate for the Fund.

With respect to the proposal, the following votes were received:

Shares outstanding as of the
record date of the Meeting: 91,012,310.350

Shares represented at the Meeting in
person or by proxy: 88,524,950.217

Shares voted in favor: 88,433,318.540

Shares voted against: 70,633.677

Shares abstaining: 20,998.000

Based on the votes received, the proposal was approved by the shareholders of the Fund.